SCHEDULE A
TO
AGREEMENT AND DECLARATION OF TRUST
OF THE
EQUINOX FUNDS TRUST

SCHEDULE OF PORTFOLIOS

Portfolio	Classes
Equinox Commodity Strategy Fund	Class A/Class C/Class I
Equinox Event Driven Legends Fund	Class A/Class C/Class I
Equinox Equity Long-Short Legends Fund	Class A/Class C/Class I